[Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. letterhead]

January 25, 2012


Via EDGAR Correspondence and E-Mail

Bo J. Howell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E., Room 8314
Washington, D.C.  20549


Re:  Thornburg Investment Trust
     Registration Number under the Securities Act of 1933: 33-14905 Registration Number under the Investment Company Act of 1940: 811-05201

Dear Mr. Howell:

	I outline below the registrant's responses to the comments received from the staff on January 12, 2012 respecting the above-referenced registrant's post-effective amendment no. 78 to its Registration Statement on Form N-1A, filed on November 30, 2011.

     Unless otherwise specified, revisions to the registration statement described below are expected to be made in substantially the same form described, in the registrant's post-effective amendment expected to be filed on or about January 27, 2012. In addition, in those instances where we identify disclosure items analogous to the items which were specific subjects of staff comments, and the registrant responds to those comments by revisions to its disclosures, we intend to make conforming revisions.

SUMMARY PROSPECTUSES

     1. Limited Term National Fund, "Shareholder Fees" table. The staff requested that the registrant disclose the percentage charge for the Class A shares contingent deferred sales charge (.50% on redemptions of purchases over $1 million) in the table itself, instead of the current display of the word "none" with a footnote reference, and noted that the registrant could disclose the operation of the CDSC in a footnote.

          Response. The referenced deferred sales charge applies only to purchases over $1 million which are redeemed within 12 months of purchase. In calendar year 2011 there were 12 instances in which the charge was assessed, of a total number of almost 12,000 purchases of this class of shares. We believe that inclusion of the percentage charge in the table, as requested by the staff, tends to attach undue significance to a charge which applies only to a nominal number of purchasers, and therefore might confuse the issue for the greater number of potential purchasers for this class of shares. Consequently, the registrant declines to make the requested revision.

     2. Intermediate National Fund, "Annual Fund Operating Expenses" table, footnote 3. The staff noted that the footnote describes an agreement by Thornburg Investment Management, Inc. and Thornburg Securities Corporation to waive fees and reimburse expenses, and requested that the registrant include a copy of the agreement as an exhibit to its registration statement.

          Response. The registrant will include a copy of the agreement as an exhibit to its registration statement.

     3. Intermediate National Fund, "Principal Investment Strategies" disclosure. The staff noted the statement that the "Fund normally invests 100% of its assets in municipal obligations," and suggested that the disclosure be revised to include a statement that the assets included borrowing for investment purposes.

          Response.   We understood this to be a reference to the concept which
appears in the definition of "assets" employed in Rule 35d-1: "Assets means net
assets, plus the amount of any borrowings for investment purposes."   We concur
with the staff's view that "assets" in this context is interpreted in this manner. In considering the desirability of inserting such a statement in the prospectus at this location, however, we concluded that the statement was potentially distracting, and likely of nominal interest in view of the historical absence of borrowings by the Fund for investment purposes. We also observe that the third paragraph under the caption "Investment Policies" in each statement of additional information describes the application of this definition of "assets" to Fund investment limitations.

     4. Strategic Municipal Income Fund, third paragraph under "Principal Investment Strategies." The staff asked if derivatives investments were included in the 100% percentage which appears in the sentence "The Fund normally invests 100% of its assets in municipal obligations." The staff asked how the Fund values derivatives for this purpose.

          Response. Currently, the registrant includes derivatives investments in applying the referenced percentage. Valuation is conducted in accordance with the registrant's policy on portfolio valuation, which identifies methodologies for valuation, which may include valuations obtained from third party professional valuation services.

     5. Strategic Municipal Income Fund, fourth paragraph captioned "Credit Risk" under "Principal Investment Risks." The staff suggested that the registrant consider separating out as a separate principal risk factor the potentially greater credit risk associated with so-called "junk" or high-yield" obligations.

          Response. The registrant will make the suggested revision substantially as follows:

     High Yield Risk - Debt obligations that are rated below investment grade and unrated obligations of similar credit quality (commonly referred to as "junk" or "high yield" bonds) may have a substantial risk of loss. These obligations are generally considered to be speculative with respect to the issuer's ability to pay interest and principal when due. These obligations may be subject to greater price volatility than investment grade obligations, and their prices may decline significantly in periods of general economic difficulty or in response to adverse publicity, changes in investor perceptions or other factors. These obligations may also be subject to greater liquidity risk.

     6. Limited Term California Fund, "Principal Investment Risks." The staff asked that the registrant's response letter explain why there is no description of "non-diversification" risk in the disclosure.

          Response. This Fund is a diversified investment company series, and the disclosures relating to the Fund consequently do not include reference to such a risk. In this regard we contrast the disclosure of "non-diversification" risk for the Intermediate New York Fund, which is a non-diversified Fund, and further note that the registrant does provide for the Limited Term California Fund a disclosure explaining that the Fund invests primarily in obligations originating in California and the potentially greater sensitivity of the Fund's share value to economic or political developments in that state.

     7. Limited Term Income Fund, second paragraph under "Principal Investment Strategies." The staff requested a clarification in the disclosure to the effect that, for purposes of the limitation that at least 65% of the Fund's investments will be investment grade obligations, the obligations determined to be of "comparable quality by Thornburg" will include only obligations as to which no credit rating is available.

          Response.   We call the staff's attention to the phrase "if not
rated" in the referenced disclosure, which the registrant understands to convey to the reader the meaning the staff seeks to emphasize. The registrant has determined to clarify this disclosure further, however, and will revise the referenced disclosure to read substantially as follows:

     The Fund invests at least 65% of its net assets in (i) obligations of the U.S. government, its agencies and instrumentalities, and
     (ii) debt obligations rated at the time of purchase in one of the three highest ratings of Standard & Poor's Corporation (AAA, AA or
     A) or Moody's Investors Services, Inc. (Aaa, Aa or A) or, if no credit rating is available, judged to be of comparable quality by Thornburg.

     8. Value Fund, first paragraph under the caption "Principal Investment Strategies." The staff asked the registrant to confirm in its response letter that the variety of securities referenced in the paragraph ("foreign equity securities, partnership interests and foreign and domestic debt obligations which, in the opinion . . . [of Thornburg] . . . offer prospects for meeting the Fund's investment goals") constitute "principal" strategies of the Fund.

          Response. This will confirm that the registrant views the referenced securities as investments which constitute principal investment strategies of the Fund. In this regard, we call the staff's attention in this regard to the registrant's disclosure in the first paragraph under the caption "Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies-Principal Investment Strategies," which reminds investors that the investment profile of each Fund varies over time, depending on various factors, and further, that over time, a Fund invests different proportions of its assets in the investments it is permitted to purchase and may not invest at times in each of the investments it is permitted to purchase as a principal strategy.

     9. International Value Fund, last paragraph under the caption "Principal Investment Strategies." The staff noted that the Fund states it may invest in debt obligations, and requested that the Fund disclose the minimum credit quality of these investments, or if none, state that there is no minimum credit quality.

          Response.   We call the staff's attention to the last sentence in the
disclosure, which currently states that "The Fund may purchase debt obligations
of any maturity and of any quality."   The registrant understands this
statement to mean that debt obligations purchased by the Fund may include obligations of any quality, including lower-rated obligations. The registrant has determined, however, in response to the comment, to clarify this statement further to read substantially as follows:

     The Fund may purchase debt obligations of any maturity and of any credit quality. There is no minimum credit quality or rating of debt obligation the Fund may purchase.

     10. International Value Fund, "Principal Investment Risks." The staff recommended that the Fund consider some further description of developing country risk in addition to the existing disclosure on this topic.

          Response. Although we consider the existing disclosure sufficient, particularly in view of the additional treatment of this topic under the caption "Additional Information About Fund Investment Objectives and Strategies, and Risks of Fund Investment Strategies," the registrant has determined to expand the existing disclosure to read substantially as follows:

     These risks may be more pronounced for investments in developing countries because the economies of those countries are usually less diversified, communications, transportation and economic infrastructures are less developed, and developing countries ordinarily have less established legal, political, business and social frameworks. At times the prices of equity securities or debt obligations of a developing country issuer may be extremely volatile. An issuer domiciled in a developed country may be similarly affected by these developing country risks to the extent that the issuer conducts a significant percentage of its business in developing countries.

     11. Core Growth Fund. The staff noted the statement under the caption "Investment Goal" that "The Fund seeks long-term growth of capital by investing in equity securities selected for their growth potential." The staff asked the Fund to explain in its response letter how this is consistent with the statements under the caption "Principal Investment Strategies" that the Fund "may own a variety of securities, including . . . domestic and foreign debt obligations."

          Response. We believe that the referenced disclosure, which pertains to the Fund's primary goal, and which incorporates a reference to a primary strategy by which the Fund pursues the goal is clear to a reader, in view of the disclosures under the caption "Principal Investment Strategies" which inform the reader that the Fund expects to invest primarily in domestic equity securities, but may invest in securities other than equities, and in particular, states that "[d]ebt obligations, usually with associated equity features, occasionally will be considered for investment when Thornburg believes them to be more attractive than equity alternatives." In view of the staff's question, however, we are considering some further refinements to the relevant disclosures (either for incorporation in the referenced filing on January 27, or potentially for incorporation in a future filing), and will discuss this comment further with the staff.

     12. Core Growth Fund, last paragraph under the caption "Principal Investment Strategies." The staff noted that the Fund states it may invest in debt obligations, and requested that the Fund disclose the minimum credit quality of these investments, or if none, state that there is no minimum credit quality.

          Response. Consistent with the response stated in item 9, above, the registrant has determined to clarify this statement further to read substantially as follows:

     The Fund may purchase debt obligations of any maturity and of any credit quality. There is no minimum credit quality or rating of debt obligation the Fund may purchase.

     13. Core Growth Fund, "Principal Investment Risks." The staff recommended that the Fund consider the addition of a disclosure relating to developing country risk.

          Response. We note that the existing disclosure, under the caption "Foreign Investment Risk," calls the reader's attention to the potentially more pronounced risk associated with investments in developing countries, and this disclosure is reinforced by the additional treatment of this topic under the prospectus caption "Additional Information About Fund Investment Objectives and Strategies and Risks of Fund Investment Strategies." In view of this Fund's likely investment emphases, the registrant continues to believe the existing disclosures are appropriate.

     14. International Growth Fund, "Principal Investment Strategies." The staff noted the first paragraph under the caption "Principal Investment Strategies," in which the Fund states that it invests "at least 75% of its assets in foreign securities or depository receipts of foreign securities," and stated that it is the staff's view that an "international" fund's investments should be "primarily" or 80% in at least three countries outside the United States.

          Response. The staff's comment appears to relate in to a written staff position in 1991 in which the staff suggested that an "international fund should have a policy requiring investment in at least three different countries outside the United States." The subject of disclosure in this context also was a subject of comment when the Commission adopted Rule 35d-1, and the Commission specifically stated in its adopting release for the rule that it was not including "international" or "global" as designations requiring an 80% policy. See Investment Company Act Release 28848 (2001), footnote 42. This Fund commenced investment operations on February 1, 2007, and since that date has pursued its objective through investments described in its prospectuses which exceed the suggested policy thresholds. We are uncertain how adoption of those thresholds would add clarity or otherwise benefit the Fund or its shareholders, and the registrant consequently declines to make the suggested change.

     15. International Growth Fund. The staff noted the statement under the caption "Investment Goal" that "The Fund seeks long-term growth of capital by investing in equity securities selected for their growth potential." The staff asked the Fund to explain in its response letter how this is consistent with the statements under the caption "Principal Investment Strategies" that the Fund "may own a variety of securities, including . . . domestic and foreign debt obligations."

          Response.  Please see our response in item 11, above.

     16. International Growth Fund, "Principal Investment Risks." The staff recommended that the Fund consider the addition of further disclosure relating to developing country risk.

          Response. The disclosure under the caption "Foreign Investment Risk" currently includes the statement that "These risks may be more pronounced for investments in developing countries." Consistent with the response stated in item 10, above, the registrant will include in this location the disclosure described in the response to item
10.

     17. Global Opportunities Fund, "Principal Investment Strategies." The staff repeated the comment it made with respect to International Growth Fund's stated limitation of 75%, as described above in item 14.

          Response. This Fund commenced investment operations on July 28, 2006 and since that date has pursued its objective through investments described in its prospectuses which exceed the suggested policy thresholds. We are uncertain how adoption of those thresholds would add clarity or otherwise benefit the Fund or its shareholders, and the registrant consequently declines to make the suggested change.

PROSPECTUSES

     18. Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies. The second sentence of the paragraph under the sub-caption "Principal Investment Strategies" states that "In general, an investment strategy will not be considered a principal strategy of a Fund if it will not represent more than ten percent of a Fund's assets." The staff suggested that this language be revised to conform more closely with the language in the instructions relating to principal investment strategies.

          Response. The sentence which precedes the second sentence-the introductory sentence on this topic-tracks the language in the instructions to item 19 of Form N-1A fairly closely, reading as follows: "A 'principal investment strategy' of a Fund is a strategy which is important in pursuing the Fund's investment objectives, and is anticipated will have a significant effect on its performance." The registrant added the subsequent sentence referenced by the staff some years ago to provide prospective investors with a clearer measure of how the registrant interpreted and implemented the concept of "principal investment strategy." The registrant accordingly believes that the existing disclosure conforms to and reflects the spirit of the instructions to Form N-1A.

     19. Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies. Respecting the discussion appearing under the sub-caption "Limited Number of Portfolio Holdings," the staff appeared to equate the description of an expected "limited" number of portfolio holdings for certain Funds with the concept of "non-diversification" under the Investment Company Act of 1940, and asked if the disclosure relating to a limited number of portfolio holdings represented a principal investment strategy which should be incorporated into the disclosure of principal investment strategies for each of the relevant Funds earlier in the prospectus.

          Response. We have considered the staff's question in this regard, and have concluded that the existing disclosure and location remains appropriate.

     20. Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies. The staff noted the discussion of investments in municipal obligations and associated risks which appear under the sub-caption "Investing in Municipal Obligations," and suggested that the risks described in that disclosure be incorporated in the summaries of risks provided under the caption "Principal Investment Risks" for each of the municipal Funds.

          Response. The disclosure noted by the staff describes two sets of risks: (i) first, there is a brief reference in the first paragraph of the disclosure to principal investment risks relating to municipal obligations; and
(ii) second, certain "additional risks" are also described in the following paragraphs. We believe the referenced additional risks are not principal risks for the municipal Funds, and the registrant has concluded that these risks should not be identified as principal investment risks.

     21. Investment Advisor. The staff requested that the registrant provide in the portion of the prospectus appearing under the caption "Investment Advisor" a disclosure of the advisor's address and a statement of its advisory experience.

          Response. The registrant has added a statement of the advisor's advisory experience. We note that the back cover of the registrant's prospectus already includes the advisor's address, and so we have determined not to add an additional reference to that address in the portion of the prospectus described by the staff.

     22. Trustees. The staff expressed the view that disclosures respecting the Trustees are not required in the prospectus and are more properly included in the statement of additional information in the portion of that document relating to information about the Trustees, their compensation and similar matters.

          Response. The registrant's Trustees requested us to include their biographical information in the Funds' prospectuses many years ago. Accordingly, the registrant declines to effect the revision requested by the staff.

     23. Privacy Notice. The staff observed that the privacy notice is not part of the prospectus and should be removed.

          Response. The registrant will remove the notice from the prospectuses filed as parts of its registration statement.

STATEMENTS OF ADDITIONAL INFORMATION

     24. Investment Limitations-Limited Term National Fund and Limited Term California Fund. We discussed with the staff whether or not there was a statement as to the concentration policy, if any, for the two named Funds. We noted item 16 of the Fund's investment limitations in our discussion, which states that neither of the Funds will purchase securities (other than certain identified securities) if, as a result, more than 25% of the Fund's total assets would be invested in any one industry.

     25. Investment Limitations-Strategic Municipal Income Fund. The staff observed that the statement of policy respecting investment concentration by this Fund appeared in the narrative following the numbered limitation items, and suggested that the statement of policy on concentration should appear as a numbered item.

          Response.  The registrant will make the suggested revision.

     26. Investment Limitations-Strategic Municipal Income Fund. The staff noted the last sentence of the last paragraph of this section (which states "The Fund does not interpret this policy to prevent the investment of more than 25% of the Fund's total assets in any one economic sector such as housing finance, public housing, utilities, hospital and healthcare facilities or industrial development, or in any one state.") and questioned if one or more of the items in the quoted language should be characterized as an industry or industries for purposes of the Fund's policy respecting portfolio concentration.

          Response. We discussed this language with management and the identification of these items as "sectors" rather than as "industries," and management continues to view these items as sectors. For example, the term "hospital and healthcare facilities" (which we discussed specifically with the staff in our telephone conversation) comprises in today's economy a variety of distinct facilities operated by a variety of government, non-profit and for-profit providers, including different types of hospitals, psychiatric facilities, outpatient surgical facilities, general and specialized clinics, diagnostic and testing facilities, long-term care facilities and nursing homes, and rehabilitation facilities.

     27. Management, table showing information relating to Trustees under caption "Management." The staff requested that the registrant clarify the information provided in the column "Other Directorships Held by Director" to reflect that the information presented is for a five-year period, and suggested that this might be accomplished by adding a reference to the period in the column heading.

          Response. The registrant will treat the current column as disclosing current directorships, and will add a narrative or footnote describing the directorships held by each individual during the prescribed five-year period.

     28. Management. The staff repeated its recommendation that the Trustee biographical information currently displayed in the prospectus be moved to this portion of the statement of additional information.

          Response.  The registrant repeats its response to item 22.

SHAREHOLDER REPORTS

     29. Strategic Municipal Income Fund. The staff observed that the Fund's annual report for the year ended September 30, 2011 reflected no income from investments in derivatives. Noting a July 30, 2010 letter from Barry Miller of the Division of Investment Management to Karrie McMillan of the Investment Company Institute, and particularly the point raised by the staff in the letter about funds which stated that derivatives are or may be principal investment strategies but do not in fact utilize derivatives, the staff questioned if the prospectus should continue to refer to derivatives as a principal investment strategy of this Fund.

          Response. We believe that the existing disclosure relating to the Fund's principal investment strategies remains appropriate, in view of what the registrant perceives are likely investment strategies for this Fund and developments in the use of derivative instruments by funds generally. We call to your attention in this regard the disclosure in the prospectus under the caption "Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies-Principal Investment Strategies," which states "It is important to remember, however, that the investment profile of each Fund will vary over time, depending on various factors. Over time, a Fund will invest different proportions of its assets in the investments it is permitted to purchase, and a Fund may not invest at times in each of the investments it is permitted to purchase as a principal strategy."

     30. Statement of Operations-All Funds. The staff advised that the staff's chief accountant recommended the elimination of the disclosure of class-specific expenses from the "expenses" portion of each Fund's statement of operations in its shareholder report, and that the amounts be reflected in the notes. The staff expressed its view that this treatment was required by Regulation S-X, and invited us to confer with the chief accountant if we had any questions.

          Response. The Funds' senior accountant has been out of town, and we will contact you again on this item when we have had the opportunity to confer with him on this point.

     This letter constitutes our representation, on behalf of the registrant, that the registrant will not raise as a defense in any securities related litigation the comments raised by the staff in respect to the described amendment. We understand that the staff's request for this representation, and the registrant's representation, should not be construed as confirming that there is or is not, in fact, an inquiry, investigation or other matter involving the registrant.

     Please contact me or Dan April with any questions. We appreciate the staff's time and attention to our filings and have found many of the staff's comments to be helpful.


                                          Sincerely,


                                          Charles W.N. Thompson, Jr.

File No. 5787.002


[Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.
460 St. Michael's Drive, Suite 1000
Santa Fe, New Mexico 87505]